UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
 For the month of July 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Bioceres Crop Solutions Corp. Announces Offer to Exchange Its Outstanding Warrants

ROSARIO, Argentina--(BUSINESS WIRE)--July 27, 2020--Bioceres Crop Solutions Corp. (“BIOX” or the “Company”) (NYSE American:BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, today announced that it intends to commence an offer to exchange any and all of its 24,200,000 outstanding warrants (the “Warrants”), each to purchase one of BIOX’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), for either 0.12 Ordinary Shares or $0.45 in cash per Warrant, without interest (the “Offer”).

The Offer is being made to all holders of Warrants and a holder may tender as few or as many Warrants as the holder elects. The purpose of the Offer is to reduce the number of Warrants outstanding, and shortly thereafter eliminate BIOX’s Warrants altogether, in order to provide greater clarity to investors and potential investors regarding the number of Ordinary Shares that are, and that may become, outstanding.

The Offer is not conditioned on the receipt of financing. The Offer is subject to the condition that at least 12,100,001 of the outstanding Warrants are tendered in the Offer, such that BIOX will hold no less than a majority of all of the outstanding Warrants upon completion of the Offer. As of July 27, 2020, BIOX has 24,200,000 outstanding Warrants to purchase its Ordinary Shares. The number of Warrants that BIOX is offering to exchange represents all of its outstanding Warrants. BIOX’s public Warrants are currently listed on the New York Stock Exchange under the symbol “BIOX-WS” while the Ordinary Shares are listed under the symbol “BIOX.”

Pursuant to a Tender and Lock-Up Agreement, dated as of July 27, 2020, between BIOX and Bioceres LLC, the controlling shareholder of BIOX, Bioceres LLC has agreed to tender the 7,500,000 Warrants it owns, comprising approximately 30.99% of BIOX’s outstanding Warrants, in the Offer. In addition, pursuant to a Tender Agreement, dated as of July 27, 2020, among BIOX, Union Acquisition Associates, LLC and Union Group International Holdings Limited (each being affiliates of BIOX’s predecessor), Union Acquisition Associates, LLC and Union Group International Holdings Limited have agreed to tender the 4,190,000 Warrants that they collectively own, constituting approximately 17.3% of the outstanding Warrants, in the Offer.

The Offer was approved unanimously by the Company’s Board of Directors. In addition, the Company has obtained a fairness opinion regarding the Offer from Oberon Securities, LLC.

On July 24, 2020, the last reported sales prices of the Ordinary Shares and the public Warrants were $5.625 and $0.14, respectively. The market prices of BIOX’s Warrants and Ordinary Shares will fluctuate between the date the Offer is commenced, the expiration date and the settlement date of the Offer. Accordingly, the value of the exchange consideration received upon settlement of the Offer could be more or less than the price at which the Warrants could be sold at such time. BIOX does not intend to re-adjust the ratio of exchange shares for Warrants based on any fluctuation in the price of its Ordinary Shares. Warrant holders should obtain current market quotations for BIOX’s Ordinary Shares and Warrants before deciding whether to tender their Warrants pursuant to the Offer.

The Offer is being made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) contained in Section 3(a)(9) of the Securities Act. BIOX has not filed and will not file a registration statement under the Securities Act or any other federal or state securities laws with respect to the Offer.

Innisfree M&A Incorporated will act as the information agent for the Offer and the depositary for the Offer is Continental Stock Transfer & Trust Company. The offer to exchange, letter of election and transmittal, and related documents will be distributed to Warrant holders. For questions and information, please call the information agent toll free at (877) 456-3402 (banks and brokers can call collect at (212) 750-5833).

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any BIOX Warrants. The Offer described above is only being made pursuant to the offer to exchange, the related letter of election and transmittal and other Offer materials included as exhibits to the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO that BIOX will file with the Securities and Exchange Commission (the “SEC”). The Schedule TO (including the offer to exchange, related letter of election and transmittal and other Offer materials) contains important information that should be read carefully and considered before any decision is made with respect to the Offer. These materials are being distributed free of charge to all BIOX Warrant holders. In addition, these materials (and all other materials filed by BIOX with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Warrant holders may also obtain free copies of the documents by directing a request to the information agent at 501 Madison Avenue, 20th floor, New York, New York 10022. BIOX’s Warrant holders are urged to read the Offer documents and the other relevant materials before making any investment decision with respect to the Offer.

About BIOX Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American:BIOX) is a fully-integrated global provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Company’s solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com.

Forward Looking Statements

This press release includes “forward-looking statements” regarding BIOX, its financial condition and anticipated activities that reflect BIOX’s views and information currently available. This information is, where applicable, based on estimates, assumptions and analysis that BIOX believes, as of the date hereof, provide a reasonable basis for the information contained herein. Forward-looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “would”, “could”, “expect”, “intend”, “plan”, “aim”, “estimate”, “target”, “anticipate”, “believe”, “continue”, “objectives”, “outlook”, “guidance” or other similar words, and include statements regarding BIOX’s plans, activities, events, strategies, objectives, targets and expected financial performance. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside the control of BIOX and its respective officers, employees, agents or associates and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses of the government, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the number of Warrant holders that respond and elect to participate in the Offer, (2) BIOX’s ability to recognize the anticipated benefits of the Offer; (3) changes in applicable laws or regulations, including those that pertain to tender and exchange offers; (4) the possibility that BIOX may be materially adversely affected by other economic, business, and/or competitive factors; and (5) other risks and uncertainties indicated from time to time in the most recent Annual Report on Form 20-F for the fiscal year ended June 30, 2019, as amended, and any other filings updated from time to time which can be found at the SEC’s website, www.sec.gov.

Contacts

Information Agent:
Innisfree M&A Incorporated
Warrant holders may call toll-free at (877) 456-3402
Banks and brokers may call collect at (212) 750-5833

Investor Relations:
Maximo Goya
+54-341-4861100
maximo.goya@biocerescrops.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: July 27, 2020